                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                Amendment No. 1

                               I-Link Incorporated

                                (Name of Issuer)

                     Common Stock Par Value $.007 Per Share

                         (Title of Class of Securities)

                                Niklaus F. Zenger
                             Chief Executive Officer
                            Red Cube International AG
                          Bahnhofstrasse 10 CH-6300 Zug
                                   Switzerland
                                +33 411 500 5000

                                    Copy to:
                                 George H. White
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                            London EC2V 8EY, England
                                +44 207 710 6570

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 24, 2000

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP NO. NOT APPLICABLE                                     PAGE 2 OF 13 PAGES

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RED CUBE INTERNATIONAL AG

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [x]

 3.      SEC USE ONLY

 4.      SOURCE OF FUNDS
         WC; OO

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

                           7.       SOLE VOTING POWER
  NUMBER OF                             0
    SHARES
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                              51,834,103
    EACH
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                               0
    WITH
                           10.      SHARED DISPOSITIVE POWER
                                        51,834,103

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         51,834,103

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.8%

14.      TYPE OF REPORTING PERSON
         HC; CO

                                       2

CUSIP NO. NOT APPLICABLE                                     PAGE 3 OF 13 PAGES

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KPR FINANZ-UND VERWALTUNGS AG

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [x]

 3.      SEC USE ONLY

 4.      SOURCE OF FUNDS
         OO

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

                           7.       SOLE VOTING POWER
  NUMBER OF                             0
    SHARES
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                              51,834,103
    EACH
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                               0
    WITH
                           10.      SHARED DISPOSITIVE POWER
                                        51,834,103

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         51,834,103

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.8%

14.      TYPE OF REPORTING PERSON
         HC; CO

                                       3

CUSIP NO. NOT APPLICABLE                                     PAGE 4 OF 13 PAGES

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NIKLAUS F. ZENGER

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [x]

 3.      SEC USE ONLY

 4.      SOURCE OF FUNDS
         OO

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

                           7.       SOLE VOTING POWER
  NUMBER OF                             0
    SHARES
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                              51,834,103
    EACH
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                               0
    WITH
                           10.      SHARED DISPOSITIVE POWER
                                        51,834,103

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         51,834,103

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.8%

14.      TYPE OF REPORTING PERSON
         HC; IN

                                       4

Item 1.  Security and Issuer.

         This Schedule 13D/A relates to the Common Stock par value $.007 per share (the "I-Link Common Stock") of I-Link Incorporated, a Florida corporation
("I-Link") having its principal executive offices at 13751 S. Wadsworth Park
Drive, Suite 200, Draper, Utah 84020 and amends and restates in its entirety
Schedule 13D filed with the Securities and Exchange Commission on September 11,
2000.

Item 2.  Identity and Background.

         This Schedule 13D/A is filed by (i) Red Cube International AG, a Swiss corporation ("Red Cube")and provider of Internet Protocol (IP) and enhanced
Web-based communication services, having its principal executive offices at
Bahnhofstrasse 10 CH-6300 Zug, Switzerland, (ii) KPR Finanz-Und Verwaltungs AG,
a Swiss corporation ("KPR") and a family holding company, having its principal executive offices at Baarerstasse 110a, Zug CH-6300, Switzerland, and (iii) Mr.
Niklaus F. Zenger ("Mr. Zenger")Chief Executive of Red Cube, with the same business address as Red Cube (together the "Reporting Persons"). Mr. Zenger controls Red Cube either directly or indirectly through KPR.

         Set forth in Schedule A attached hereto is certain information with respect to the directors and executive officers of Red Cube and KPR.

         (d) and (e). During the last five years, neither of the Reporting
Persons, nor any of the executive officers or directors of Red Cube or KPR, to the best of knowledge of Red Cube and KPR respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                        5

         (f) Mr. Zenger is a citizen of Switzerland.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the Securities Purchase Agreement and the Voting
Agreement, as defined and described under Item 4 hereof, Red Cube is anticipated to (x) pay to Winter Harbor, L.L.C., a Delaware limited liability company
("Winter Harbor"), a total of $60,000,000 in cash and (y) grant Winter Harbor an option to purchase 52,499 ordinary shares of Red Cube at an exercise price of
$190.48 per share, payable in Swiss francs, and another option to purchase
58,333 ordinary shares of Red Cube at an exercise price of $171.43 per share, also payable in Swiss francs.

         The source of the funds used to make the advance payment on October 25,
2000, as described below under Item 4 hereof, were capital contributions to Red
Cube by certain of Red Cube's equity investors. Red Cube expects to finance the remaining of the purchase price payable upon the First Closing and the Second
Closing (as such terms are defined below under Item 4), through additional equity financing and working capital.

Item 4.  Purpose of Transaction.

         The Securities Purchase Agreement

         On October 25, 2000, Red Cube disbursed to Winter Harbor $20,000,000 in the form of an advance payment towards the purchase price for the acquisition of the I-Link securities Red Cube has agreed to purchase pursuant to the Securities
Purchase Agreement, dated August 30, 2000, among Red Cube, KPR and Winter Harbor
(such agreement, as amended from time to time, the "Securities Purchase
Agreement").

         This advance payment was made pursuant to a Letter Agreement, dated as of October 24, 2000, among Red Cube, KPR and Winter Harbor providing that:

         (a) First Closing shall take place on such date as Red Cube shall designate to Winter Harbor on not less than five business days written notice but no later than December 31, 2000 (the "First Closing"); and

         (b) Red Cube will make a non-refundable advance payment to Winter
Harbor in the amount of $20,000,000 on October 25, 2000 and pay the balance
($15,000,000) of the purchase price payable on the First Closing, when the First
Closing occurs as described under (a) above.

                                        6

         Pursuant to the Securities Purchase Agreement, Red Cube will acquire from Winter Harbor the following securities of I-Link:

     (x) At the First Closing,

         (i) 4,400 shares of Series M Preferred Stock of I-Link, par value
$10.00 per share (the "Series M Preferred Stock"), convertible into 7,861,475 shares of I-Link Common Stock;

         (ii) Promissory Notes of I-Link, in the aggregate principal amount of
$7,768,000, convertible into 5,251,233 shares of I-Link Common Stock and warrants to purchase an additional 5,000,000 shares of I-Link Common Stock; and

         (iii) Warrants of I-Link to purchase 18,800,000 shares of I-Link Common
Stock;

and (y) At the Second Closing as defined in the "Definitions" Section of the
Securities Purchase Agreement that is incorporated by reference herein and upon payment of $25,000,000 to Winter Harbor:

         (i) 14,404 shares of Series N Preferred Stock of I-Link, par value
$10.00 per share (the "Series N Preferred Stock"), convertible into 5,181,295 shares of I-Link Common Stock; and

         (ii) Warrants of I-Link to purchase 9,740,000 shares of I-Link Common
Stock.

         Aside from the I-Link Common Stock, none of the aforementioned classes of securities is registered under the Securities Exchange Act. Holders of Series
M Preferred Stock and Series N Preferred Stock have voting rights including the right to vote together with the holders of I-Link Common Stock on an "as if converted" basis.

         Exhibit A to the Securities Purchase Agreement, which is incorporated by reference herein, sets forth details of the Promissory Notes and the various series of Warrants that are to be purchased by Red Cube in this transaction.

         Pursuant to the Securities Purchase Agreement Winter Harbor will also assign to Red Cube at the First Closing all its rights under the Shareholders
Agreement, dated as of October 10, 1997, among Winter Harbor and other I-Link shareholders named therein (the "Shareholders Agreement"). As a result of such assignment and upon completion of the purchase of the Series M Preferred Stock,
I-Link would be required to obtain Red Cube's approval with respect to any action proposed by I-Link to:

                                        7

         (i) amend, modify or repeal the charter or by-laws of I-Link or the articles of incorporation, by-laws, or other organizational document of any subsidiary, or to create, authorize, designate or issue any class or series of equity securities of I-Link or any subsidiary or any option, warrants or other rights to receive any class or series of equity securities of I-Link or any subsidiary;

         (ii) effect any merger, recapitalization or consolidation with or into another entity, or enter into any binding share exchange or similar transaction with any entity;

         (iii) sell, transfer, lease or dispose of all or substantially all of its assets in one transaction or a series of related transactions, or liquidate, dissolve or wind-up its affairs;

         (iv) sell, transfer, dispose of, lease, pledge or encumber (a
     "disposition"), or engage in a series of related dispositions, of any of its assets (including rights) having a value, in the aggregate for such transaction or series of transactions, in excess of $250,000;

         (v) lease or otherwise acquire any assets having a value, in the aggregate, in excess of $250,000;

         (vi) incur or prepay any indebtedness (or guarantee obligations of others or enter into any other guarantee or credit support arrangement);

         (vii) pay any dividend or make other distributions or redemption payments with respect to any of its equity interests;

         (viii) conduct or engage in any business other than the business in which it is presently engaged (and such other businesses as are reasonably ancillary thereto);

         (ix) form and own, in whole or in part, one or more corporations, trusts, partnerships or other subsidiary entity;

         (x) acquire, own or hold for investment any equity interests in another entity or any option, warrant, or other debt or equity interest convertible into or evidencing the right to acquire (whether or not for additional consideration) any equity interest in such entity;

                                        8

         (xi) enter into any transaction or agreement (or amend any agreement)
     with any affiliate of I-Link or any of the I-Link shareholders;

         (xii) adopt or amend its annual budget;

         (xiii) hire, employ or discharge any of its executive officers, managers or key employees;

         (xiv) engage or discharge its independent certified public accountants;

         (xv) initiate or settle any litigation involving an amount in controversy in excess of $250,000;

         (xvi) adopt or amend any employee benefit plan or program;

         (xvii) enter into any commitment or series of related commitments involving a payment or payments of an aggregate amount in excess of
     $500,000.

         (xviii) file for voluntary or involuntary protection under federal or state bankruptcy or insolvency laws or make any assignment for the benefit of creditors; or

         (xix) take any action that would make it impossible for I-Link or any of its subsidiaries to carry on its ordinary business or take any action that is in contravention of I-Link's Amended and Restated Articles of
     Incorporation.

         When the purchase of the Series M Preferred Stock is completed and as long as Red Cube holds a majority of shares of the Series M Preferred Stock, Red
Cube will have the right to elect two individuals in I-Link's board of directors and the sole power to remove them.

         During the period from the execution of the Securities Purchase
Agreement and until its termination, Winter Harbor agrees not to remove, or cause the removal of, or cause to resign, the directors elected to I-Link's board of directors pursuant to Winter Harbor's rights under the Shareholders
Agreement and as the sole holder of the Series M Preferred Stock without the prior written consent of Red Cube.

         The Voting Agreement and the Proxy

         As of September 11, 2000, Red Cube has entered into a Voting Agreement with Winter Harbor (the "Voting Agreement"). Pursuant to the terms of the Voting
Agreement from the date thereof and until the First Closing, Red Cube

                                        9

has the right to direct the vote of any securities entitled to vote or that can be converted to voting securities and that are subject to the Securities
Purchase Agreement, with respect to any matter not in the ordinary course of business of I-link. Pursuant to the terms of the Voting Agreement, Winter Harbor is also restricted during the same period from transferring, converting or in any other way disposing of any such securities. Sections 1 and 2 of the Voting
Agreement are incorporated by reference herein.

         At the First Closing Winter Harbor will grant Red Cube an irrevocable proxy, pursuant to Section 5.6(a) of the Securities Purchase Agreement, with respect to all securities to be transferred to Red Cube upon the Second Closing
(the "Proxy"). Section 5.6(a) of the Securities Purchase Agreement is
incorporated by reference herein.

         If the Proxy granted to Red Cube is determined to be invalid or unenforceable in any respect, the Voting Agreement will remain effective after the First Closing with respect to the securities to be delivered at the Second
Closing.

         The Voting Agreement shall terminate on the earliest of (i) the Second
Closing Date, as such term is defined in Section 8.1 of the Securities Purchase
Agreement that is incorporated by reference herein, (ii) the fifth business day following the date on which ordinary shares of Red Cube commence trading on SWX
Market, (iii) April 2, 2000 and (iv) the termination of the Securities Purchase
Agreement. The Proxy shall terminate on the earlier of (i) the fifth business day following the date on which ordinary shares of Red Cube commence trading on the SWX Market, or (ii) April 2, 2000.

         Changes in I-Link's Capitalization

         Red Cube intends to assist I-Link in gaining access to the financial resources it may need. Such assistance is expected to include the exercise for cash of the Warrants Red Cube will acquire upon the First Closing and the Second
Closing.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). Red Cube beneficially owns 51,834,103 shares of I-Link
Common Stock representing a 64.8% of shares of I-Link Common Stock outstanding, based on the number of shares (28,095,794) of I-Link Common Stock outstanding as contained in the Quarterly Report on Form 10-Q filed by I-Link with the
Securities and Exchange Commission on October 19, 2000 and, pursuant to Rule
13d-3(d)(1), considering as "outstanding" all shares of I-Link

                                       10

Common Stock beneficially owned by Red Cube that are subject to warrants, conversion rights and other similar rights.

         Pursuant to the Securities Purchase Agreement and the Voting Agreement
Red Cube has shared voting control and shared dispositive power over all
51,834,003 shares of I-Link Common Stock which Winter Harbor has a right to acquire under the terms of the convertible securities, warrants and other similar rights that are to be purchased by Red Cube under the Securities
Purchase Agreement. Such securities are described under Item 4 hereof and in
Exhibit A to the Securities Purchase Agreement which is incorporated by reference herein. Red Cube shares such voting control and dispositive power with
Winter Harbor L.L.C., a Delaware limited liability company, engaged in private investment, mainly, in the area of media and communications and having its principal offices at 11400 Skipwith Lane, Potomac, Maryland 20854.

         Because of certain business relationships among the Reporting Persons,
KPR and Mr. Zenger may be deemed to be the beneficial owners of, and share with
Red Cube voting and dispositive power over the securities of I-Link acquired by
Red Cube as described in Item 4 and in Item 5(c) hereof. The filing of this
Schedule 13D/A is not an admission by the Reporting Persons that they constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act, as
amended, or Rule 13d-5 thereunder and they file this Schedule 13D/A jointly solely for informational purposes. KPR and Mr. Zenger disclaim beneficial ownership of, or pecuniary interest in, any securities of I-Link owned by Red
Cube.

         (c) Neither of the Reporting Persons, nor any of the executive officers or directors of Red Cube or KPR, to the best of knowledge of Red Cube and KPR respectively, has effected any transaction in I-Link Common Stock during the past 60 days, except as disclosed under Item 4 hereof, other than the purchase on September 8, 2000, of 100 shares of I-Link Common Stock by Richard Lin on behalf of Red Cube in an open market transaction at a price of $4.875 per share.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships With Respect to Securities of
         the Issuer.

         Except as set forth above, neither of the Reporting Persons, nor any of the executive officers or

                                       11

directors of Red Cube or KPR, to the best of knowledge of Red Cube and KPR respectively, has any contracts, arrangements, understandings or relationships
(legal or otherwise) with any person with respect to any securities of I-Link, including but not limited to, transfer or voting of any securities of I-Link, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit                            Description

            1                  Securities Purchase Agreement (including
                               all exhibits thereto), dated as of August
                               30, 2000, among Red Cube, KPR and Winter
                               Harbor.*

            2                  Voting Agreement, dated as of September
                               11, 2000, between Red Cube and Winter
                               Harbor.*

            3                  Letter Agreement, dated as of October
                               24, 2000, among Red Cube, KPR and Winter
                               Harbor.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000                 Red Cube International AG
                                             a Swiss corporation

                                        By:  /s/Niklaus F. Zenger
                                             Name: Nikalus F. Zenger
                                             Title: Chief Executive Officer

* Incorporated herein by reference to Schedule 13D filed with the Securities and
  Exchange Commission on September 11, 2000.

                                       12

                                        KPR Finanz-Und Verwaltungs AG
                                                 a Swiss corporation

                                        By:  /s/Niklaus F. Zenger
                                             Name: Nikalus F. Zenger

                                        By:  /s/Niklaus F. Zenger
                                             Name: Nikalus F. Zenger

                                       13

                                   SCHEDULE A

                  EXECUTIVE OFFICERS AND DIRECTORS OF RED CUBE

NAME                                    POSITION

Niklaus F. Zenger                       Chairman of the Board and
                                        Chief Executive Officer

Markus Mueller                          Executive Vice President,
                                        CFO and COO

Marino Magdalena                        Director

Felix Goedhart                          Director

Fabrizio di Luggo di Avini              Director

                     EXECUTIVE OFFICERS AND DIRECTORS OF KPR

NAME                                    POSITION

Marino Magdalena                        Director

                                       14